Exhibit 99.1

Sundial Announces Strategic Investment

CALGARY, AB, Dec. 30, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that it has closed the acquisition of a special purpose vehicle (the "Investment").  Consideration for the Investment, totaling $58.9 million in cash, was funded from Sundial's available cash reserves which totaled $110 million immediately prior to the closing of the Investment. All amounts are denominated in Canadian dollars unless otherwise noted.

The special purpose vehicle owns $58.9 million of aggregate principal amount of senior secured debt (the "Senior Loan") of Zenabis Investments Ltd. ("Zenabis"), a subsidiary of Zenabis Global Inc. (the "Parent").  The Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments under certain circumstances over time including $7.0 million payable on December 31, 2020.  The Senior Loan is secured by the assets of Zenabis and its subsidiaries and is guaranteed by the Parent.  In aggregate the assets represent all the cannabis related assets of Zenabis.

Pursuant to the terms of the Senior Loan, Zenabis will also pay Sundial a royalty (the "Royalty") based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes ("Net Cannabis Revenue"), which will be payable each fiscal quarter as follows:

(i)	3.5% of Net Cannabis Revenue where Net Cannabis Revenue does not exceed $25 million;
(ii)	3.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $25 million but not $30 million;
(iii)	2.5% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $30 million but not $37.5 million; and
(iv)	2.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $37.5 million.

The Royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain Net Cannabis Rvenue targets and maintains certain debt service ratios.  If those targets are not met, the Royalty is not payable for the applicable fiscal quarter but the term of the Royalty is extended another fiscal quarter.

Sundial has a current unrestricted cash balance of approximately $51 million following the Investment and approximately 919 million common shares outstanding.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cash balance, debt position, outstanding shares, anticipated revenue streams and statements regarding expected principal, interest and royalty payments from Zenabis and statements regarding the Company's future strategic initiatives. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 06:00e 30-DEC-20